FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                     For the Month of:          AUGUST 2002



                              TAGALDER (2000) INC.
                 (Translation of registrant's name into English)


             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X     Form 40-F ____
                                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ____     No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                              TAGALDER (2000) INC.

     Attached hereto as Exhibit 99.1 are the Revised Consolidated Financial Statements as of December 31, 2001 and December 31, 2000 together with Report of Independent Auditors. Also enclosed as Exhibits 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  November  5,  2002           Tagalder  (2000)  Inc.

                                      /s/ L. Murray Eades
                                     -------------------------------------------
                                     L. Murray Eades, Chairman of the Board